

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 16, 2010

Via U.S. Mail

William Threadgill
President
Synthetic Fixed-Income Securities, Inc.
One Wachovia Center
301 South College Street
Charlotte, NC 28288

> **Re:** **STRATSSM Trust for AMBAC Financial Group, Inc. Securities, Series 2007-1**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 27, 2009**
> **File no. 001-33605**

Dear Mr. Threadgill:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Regards,

Amanda Ravitz
Branch Chief – Legal